UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Guardant Health, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
40131M109
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	40131M109

1	Names of Reporting Persons
Helmy A. Eltoukhy
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
4,129,256[1]
	6	Shared Voting Power
664,020[2]
	7	Sole Dispositive Power
4,129,256[1]
	8	Shared Dispositive Power
664,020[2]
9	Aggregate Amount Beneficially Owned by Each Reporting Person
4,793,276[3]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9) 5.1%[4]
12	Type of Reporting Person (See Instructions)
IN

1
Consists of (i) 3,474,981 shares of Common Stock held by Mr. Eltoukhy; (ii) Mr. Eltoukhy’s options to purchase 534,725 shares of Common Stock which are exercisable within 60 days of December 31, 2019; and (iii) 119,550 shares of Common Stock held by the Helmy A. Eltoukhy Revocable Trust.

2	Consists of 664,020 shares of Common Stock held by Eltoukhy Investments, L.P. Mr. Eltoukhy and his spouse share the voting and dispositive power with respect to such 664,020 shares.
3
Consists of (i) 3,474,981 shares of Common Stock held by Mr. Eltoukhy; (ii) Mr. Eltoukhy’s options to purchase 534,725 shares of Common Stock which are exercisable within 60 days of December 31, 2019; (iii) 119,550 shares of Common Stock held by the Helmy A. Eltoukhy Revocable Trust; and (iv) 664,020 shares of Common Stock held by Eltoukhy Investments, L.P.

4	The percentage is calculated using 94,261,414 shares of Common Stock outstanding as of December 31, 2019.

EXPLANATORY NOTE

The first amendment to this Form 13G was filed in error on February 12, 2020 as an EDGAR submission type 13G and is being resubmitted as a submission type 13G/A.

Item 1.
(a)    Name of Issuer: Guardant Health, Inc.
(b)    Address of Issuer’s Principal Executive Offices: 505 Penobscot Dr., Redwood City, California 94063
Item 2.

(a)	Name of Person Filing: Helmy A. Eltoukhy

(b)	Address of Principal Business Office or, if None, Residence: 505 Penobscot Dr., Redwood City, California 94063

(c)	Citizenship: United States of America

(d)	Title and Class of Securities: Common Stock

(e)	CUSIP Number: 40131M109

Item 3.	Not applicable.
Item 4.    Ownership.

(a)	Amount Beneficially Owned: 4,793,276[3]
(b)    Percent of Class: 5.1%4
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote: 4,129,2561

(ii)	Shared power to vote or to direct the vote: 664,020[2]

(iii)	Sole power to dispose or to direct the disposition of: 4,129,256[1]

(iv)	Shared power to dispose or to direct the disposition of: 664,020[2]

1
Consists of (i) 3,474,981 shares of Common Stock held by Mr. Eltoukhy; (ii) Mr. Eltoukhy’s options to purchase 534,725 shares of Common Stock which are exercisable within 60 days of December 31, 2019; and (iii) 119,550 shares of Common Stock held by the Helmy A. Eltoukhy Revocable Trust.

2	Consists of 664,020 shares of Common Stock held by Eltoukhy Investments, L.P. Mr. Eltoukhy and his spouse share the voting and dispositive power with respect to such 664,020 shares.
3
Consists of (i) 3,474,981 shares of Common Stock held by Mr. Eltoukhy; (ii) Mr. Eltoukhy’s options to purchase 534,725 shares of Common Stock which are exercisable within 60 days of December 31, 2019; (iii) 119,550 shares of Common Stock held by the Helmy A. Eltoukhy Revocable Trust; and (iv) 664,020 shares of Common Stock held by Eltoukhy Investments, L.P.

4	The percentage is calculated using 94,261,414 shares of Common Stock outstanding as of December 31, 2019.

Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not Applicable.

Item 8.	Identification and classification of members of the group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
Not Applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2020
/s/ Helmy A. Eltoukhy

Helmy A. Eltoukhy
Chief Executive Officer and Director